UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

PlainsCapital Corporation

(Name of issuer)

Original Common Stock, par value $0.001 per share

(Title of class of securities)

Not Applicable

(CUSIP number)

December 31, 2009

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G	Page 2 of 11 Pages

CUSIP No.
1	Name of reporting person Alan B. White
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5	Sole voting power 2,805,189 (1)
	6	Shared voting power 0
	7	Sole dispositive power 416,067 (2)
	8	Shared dispositive power 2,389,122 (3)
9	Aggregate amount beneficially owned by each reporting person 2,805,189 (1)
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 8.3% (4)
12	Type of reporting person IN, HC

(1)	Includes 2,389,122 shares of Original Common Stock held by Maedgen & White, Ltd., a Texas limited partnership, and 83,148 shares of Original Common Stock held by Alan White 801 Investments, a Texas partnership.
(2)	Includes 83,148 shares of Original Common Stock held by Alan White 801 Investments.
(3)	Comprised of shares of Original Common Stock held by Maedgen & White, Ltd.
(4)	Based upon 33,813,813 shares of Original Common Stock issued and outstanding as of October 15, 2009.

13G	Page 3 of 11 Pages

CUSIP No.
1	Name of reporting person Maedgen & White, Ltd.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	5	Sole voting power 2,389,122
	6	Shared voting power 0
	7	Sole dispositive power 2,389,122
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 2,389,122
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 7.1%*
12	Type of reporting person PN

*	Based upon 33,813,813 shares of Original Common Stock issued and outstanding as of October 15, 2009.

13G	Page 4 of 11 Pages

CUSIP No.
1	Name of reporting person Charles Eric Maedgen Exempt Estate Trust
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 2,389,122 (1)
9	Aggregate amount beneficially owned by each reporting person 2,389,122 (1)
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 7.1% (2)
12	Type of reporting person OO

(1)	Comprised of 2,389,122 shares of Original Common Stock held by Maedgen & White, Ltd.
(2)	Based upon 33,813,813 shares of Original Common Stock issued and outstanding as of October 15, 2009.

13G	Page 5 of 11 Pages

CUSIP No.
1	Name of reporting person Elizabeth M. White
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5	Sole voting power 119,955 (1)
	6	Shared voting power 0
	7	Sole dispositive power 119,955 (1)
	8	Shared dispositive power 2,389,122 (2)
9	Aggregate amount beneficially owned by each reporting person 2,509,077 (1) (2)
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 7.4% (3)
12	Type of reporting person IN

(1)	Includes 119,955 shares of Original Common Stock held in a self-directed individual retirement account.
(2)	Includes 2,389,122 shares of Original Common Stock held by Maedgen & White, Ltd.
(3)	Based upon 33,813,813 shares of Original Common Stock issued and outstanding as of October 15, 2009.

Item 1(a).	Name of Issuer:

PlainsCapital Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2323 Victory Avenue Suite 1400 Dallas, Texas 75219

Item 2(a).	Name of Person Filing:

Alan B. White Maedgen & White, Ltd. Charles Eric Maedgen Exempt Estate Trust Elizabeth M. White

Item 2(b).	Address of Principal Business Office or, if none, residence:

Each of Alan B. White, Maedgen & White, Ltd. and the Charles Eric Maedgen Exempt Estate Trust has its principal place of business office located at the following address:

c/o PlainsCapital Corporation 2323 Victory Avenue Suite 1400 Dallas, Texas 75219

Elizabeth M. White resides at the following address:

4613 9th Street Lubbock, Texas 79416

Item 2(c).	Citizenship:

	Alan B. White Maedgen & White, Ltd. Charles Eric Maedgen Exempt Estate Trust Texas Elizabeth M. White	United States of America Texas Texas United State of America

Item 2(d).	Title of Class of Securities:

Original Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

Not Applicable.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Page 6 of 11 Pages

Item 4.	Ownership:

Certain of the securities reported herein (the “Securities”) are held by Alan White 801 Investments, a Texas partnership, and Maedgen & White, Ltd., a Texas limited partnership (“M&W”). Mr. White is a general partner and the managing partner of Alan White 801 Investments and a controlling member, manager, partner or trustee of other general partners of Alan White 801 Investments and may be deemed to have sole voting and dispositive power over the Securities held by Alan White 801 Investments.

Mr. White is the sole general partner of M&W and may be deemed to beneficially own the Securities held by M&W. As the sole general partner of M&W, Mr. White has the power to vote the Securities held by M&W. The Agreement of Limited Partnership of M&W requires the approval of 80% of the limited partnership interests in M&W before its general partner may dispose of the Securities held by M&W. Mr. White, directly and indirectly, controls approximately 77% of the limited partnership interests of M&W and therefore may be deemed to share dispositive power over the shares held by M&W.

Elizabeth M. White, the former spouse of Mr. White, and the Charles Eric Maedgen Exempt Estate Trust (the “Trust”) are limited partners of M&W. Ms. White and the Trust hold approximately 24% and 40% of the partnership interest in M&W, respectively. Because the approval of 80% of the limited partnership interests in M&W is required before the Securities held by M&W may be sold, each of Ms. White and the Trust has the power to prevent the sale of the Securities held by M&W and therefore may be deemed to share dispositive power over the Securities held by M&W. Ms. White and the Trust disclaim beneficial ownership within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), with respect to the Securities held by M&W.

Alan B. White, M&W, the Trust, Elizabeth M. White and the partners of M&W believe that they are not a “group” within the meaning of Rule 13d-5 promulgated under the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company or (ii) a member of any syndicate or group with respect to the Company or any securities of the Company.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any Securities covered by this statement.

(a) Amount beneficially owned:

See Item 9 of each of the cover pages with respect to each reporting person.

(b) Percent of class:

See Item 11 of each of the cover pages with respect to each reporting person.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of each of the cover pages with respect to each reporting person.

(ii) Shared power to vote or to direct the vote:

See Item 6 of each of the cover pages with respect to each reporting person.

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 of each of the cover pages with respect to each reporting person.

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 of each of the cover pages with respect to each reporting person.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The partners of Alan White 801 Investments have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities held by Alan White 801 Investments.

Mr. White, as the general partner of M&W, has the power to direct the receipt of dividends from, or the proceeds from the sale of, any Securities held by M&W.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

See attached Exhibit B.

Item 8.	Identification and Classification of Members of the Group:

Each reporting person may be deemed to be a member of a group with respect to the Company or securities of the Company for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company or (ii) a member of any syndicate or group with respect to the Company or any securities of the Company.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications:

Not Applicable.

Page 7 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2010

ALAN B. WHITE

/s/ Alan B. White

MAEDGEN & WHITE, LTD.

By:	/s/ Alan B. White
Name:	Alan B. White
Title:	General Partner

CHARLES ERIC MAEDGEN EXEMPT ESTATE TRUST

By:	/s/ Alan B. White
Name:	Alan B. White
Title:	Trustee

ELIZABETH M. WHITE

/s/ Elizabeth M. White

Exhibit Index

Exhibit A	Joint Filing Agreement, dated as of February 15, 2010 between the Reporting Persons (filed herewith).

Exhibit B	Identification of Subsidiaries.